[LETTEHEAD OF CRIMSON EXPLORATION INC.]

                                June 19, 2008

VIA EDGAR AND FACSIMILE
Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

         Re:      Crimson Exploration Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 31, 2008
                  Form 10-Q for Quarter Ended March 31, 2008
                  Filed May 14, 2008
                  File No. 000-21644

Dear Ms. Lam:

On behalf of Crimson Exploration Inc. ("Crimson" or the "Company"), we hereby submit our responses to the Staff's comments contained in its letter to Crimson dated June 5, 2008.

Form 10-K for the Fiscal Year ended 12/31/07

Properties, page 12

Significant Properties, page 15

     Comment:

      1. We note your disclosure stating that information about your proved reserves, estimated future net cash flows and present values "...is taken from reports prepared by independent petroleum engineers." Please identify these experts in your disclosure to comply with Instruction 4.B to Item 102 of the Regulation S-K.

            Given that you have incorporated subsequent periodic filings into the From S-8 that you filed on February 25, 2005, you should also file consent from this expert to comply with Item 601(B)(23) of Regulation S-K, Rule 436 of Regulation C.

      Response:

            The independent petroleum engineers that prepared our proved reserves, estimated future net cash flows and present values was Netherland, Sewell & Associates, Inc. We failed to include direct reference  to  their  name in our  Form  10-K  for the  year  ending
            December 31, 2007, and therefore, no consent was obtained and included. We will file an amended Form 10-K for the year ended December 31, 2007. The amended Form 10-K will reflect the name of Netherland, Sewell & Associates, Inc. on page 15, as reflected on Rider 1. attached hereto; and will include a consent from Netherland, Sewell & Associates, Inc. in the form of that reflected on Rider 1.A. attached hereto.

            When independent consultants are used for the purpose of estimating reserves in any and all future years and used in our annual reports on Form 10-K, our annual reports as filed on Form 10-K will disclose the name of such independent parties to be in compliance with Instruction 4.B to Item 102 of the Regulation S-K and a consent filed to comply with Item 601(B)(23) of Regulation S-K and Rule 436 of Regulation C.

Results of Operations, page 24

Dividends on Preferred Stock, page 26

      Comment:

      2. We note you recorded adjustments in the third quarter of 2007 to correct an accounting error relating to quarterly compounding for accrued, undeclared and unpaid dividends for the Series G Preferred stock. You indicate that approximately $0.4 million of the adjustment recorded in the third quarter related to prior years. Please tell us how you concluded that these adjustments should all be reflected in the third quarter of 2007, rather than in the respective periods of occurrence, following the guidance in paragraph 25 of SFAS 154 and SAB Topic 1:N. Please submit the analysis you performed, including a schedule showing the impact of these adjustments for each quarterly period.

      Response:

            Issue

            Since the original issuance of the Series G Preferred Stock in February 2005, the accrued, undeclared dividends on that preferred stock have been calculated and reported on a simple, i.e. non-compounded, basis, consistent with the Company's interpretation of the applicable provision included in the certificate of designations. The original calculation spreadsheet was designed to calculate the dividends on the Series G Preferred Stock accordingly. During the third quarter of 2007, the largest holder of the Series G stock and the Company were reconciling the accrued dividend calculation, and the holder contested the Company's use of a simple, rather than compounding, method of calculation. After significant discussion, and legal consultation, the Company and the shareholder reached agreement that compounding of the accrued, undeclared dividends was appropriate. The accrued, undeclared dividends were recalculated to reflect the compound method, resulting in an adjustment to increase the accrued amount by a cumulative total of $664,267, for the March 2005 through June 2007 period.

            Financial Impact of Change

            The adjustment related to the agreed settlement on the accrued, but undeclared dividends does not directly affect the Net Income/Loss of the Company in the Results of Operations, the Balance Sheet, Cash Flow Statement or the Statement of Changes in Stockholders' Equity for the periods previously presented. The accrued, undeclared dividends are reflected in only two places in the filed public financial statements: (1) in the footnotes to the financials that discuss and quantify such dividends and the shares into which they are convertible; and (2) in the "dividend" line below Net Income/Loss in the Results of Operations, thereby only affecting the line below that titled Net Income/Loss attributable to Common Shareholders. The cumulative impact of the change through the 6/30/07 quarter (the last reported quarter) was $664,267, which, at a $9.00 conversion price, would be convertible into 73,807 common shares. The amount by year is approximately $67K, $329K and $271K for 2005, 2006 and the 6 months ending 6/30/07, respectively.

            As noted on the attached spreadsheet, for the years 2005, 2006 and the 6 months ending 6/30/07, the total impact for each year is immaterial when compared to financial measures that an investor typically looks at when making investment decisions related to an oil and gas company. The typical financial measures utilized by investors, and the affects on those financial measures related to the change, are as follows: 1) revenue - the change had no impact on revenue, though as a materiality standard was less than 2% of revenue (high of 1.5% in 2006); 2) EBITDAX - the change had no impact on EBITDAX, with a materiality standard of as high as only 3.6% in 2006; 3) Net income or loss (no affect); 4) proved reserves (no affect); 5) production (no affect); 6) retained earnings or shareholders' equity (no affect); and 7) basic or fully diluted shares outstanding (no affect, as losses were incurred in those years, and any adjustment related to this issue would have been anti-dilutive). In addition to the measures noted above, the metrics used are changes in the results of operations, the ability/inability to grow production and reserves, the ability to grow cash flow and the financial condition of the company as portrayed by the balance sheet. Potential investors would be influenced by the total potential diluted shares outstanding (including accrued, undeclared dividends), which is impacted by this change, however, as reflected on the spreadsheet, the impact on the fully-diluted shares outstanding is less than 1% of the shares outstanding for each year.

            Financial Statement Treatment

            As noted above, the impact of this change for the alternative calculation of accrued, undeclared and unpaid dividends does not affect, in any meaningful or material way, any component of the financial statements utilized by investors in evaluating exploration and production company stocks. It does not affect the Balance Sheets, Cash Flow statements, or Statements of Stockholders' Equity in any way, and only affects the Statements of Operations for a line that we believe investors typically place little importance on in assessing an E&P company. Also, the number of additional shares, on an as-converted basis, that were reflected in the third quarter 2007 Form 10-Q footnote due to this issue was not material, nor would an application of the new interpretation to any previous quarter impacted by the new calculation have been material. Consequently, it was determined, after consultation with the company's independent outside auditors and outside securities counsel, that the appropriate handling of this new interpretation was to reflect the change in the Form 10-Q for the quarter ending September 30, 2007, the quarter in which the settlement and resulting change was agreed upon, and that no restatement of prior filings was considered beneficial or necessary.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions on any of the issues addressed above, please contact me at my office telephone number (713) 236-7400 or by fax at (713) 236-4575.

                                          Sincerely,

                                          CRIMSON EXPLORATION INC.


                                          /s/ E. Joseph Grady
                                          --------------------------------------
                                          E. Joseph Grady
                                          Senior Vice President and
                                          Chief Financial Officer


cc:   Patrick Hurley, Akin Gump Strauss Hauer & Feld LLP
      Reed Wood, Grant Thornton LLP
      Gerrad Heep, Grant Thornton LLP

Rider 1

      All information set forth herein relating to our proved reserves, estimated future net cash flows and present values is taken from reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. The estimates of these engineers were based upon their review of production histories and other geological, economic, ownership and engineering data provided by and relating to us. No reports on our reserves have been filed with any federal agency. In accordance with the SEC's guidelines, our estimates of proved reserves and the future net revenues from which present values are derived are made using year end crude oil and natural gas sales prices held constant throughout the life of the properties (except to the extent a contract specifically provides otherwise). Operating costs, development costs and certain production-related taxes were deducted in arriving at estimated future net revenues, but such costs do not include debt service, general and administrative expenses and income taxes.

(Form 10-K for fiscal year ended December 31, 2007: pg. 15)

Rider 1.A.

                                                                    Exhibit 23.2

                CONSENT OF NETHERLAND, SEWELL & ASSOCIATES, INC.

We hereby consent to the use of the name Netherland, Sewell & Associates, Inc., to references to Netherland, Sewell & Associates, Inc. as independent petroleum engineers, and to the inclusion of information contained in our reports as of December 31, 2007 in the Annual Report on Form 10-K of Crimson Exploration Inc and in the registration statement (File No. 333-122987) on Form S-8.

NETHERLAND, SEWELL & ASSOCIATES, INC.


By:
   ----------------------------------
Name:
Title:
Date:  June ___, 2008

Effect of Change in Dividends
Series G Preferred Dividends Compounded
09/30/07

                                            2005
           --------------------------------------------------------------------
                                                                                                                           Net
                                                                                   Weighted Average                    Income (Loss)
                                                                Net Income        Shares Outstanding                     Per Share
                                    Net Income                 Available to       ------------------      Fully       --------------
             Revenue     EBITDAX      (Loss)     Dividends  Common Shareholders   Basic      Diluted    Diluted (1)   Basic  Diluted
             -------     -------      ------     ---------  -------------------   -----      -------    -----------   -----  -------
  Original  17,682,808   8,324,740  (3,543,239) (3,562,472)     (7,105,711)     2,673,882    2,673,882    8,863,813   (2.66)  (2.66)
  Restated  17,682,808   8,324,740  (3,543,239) (3,629,312)     (7,172,551)     2,673,882    2,673,882    8,875,654   (2.68)  (2.68)
                                                ----------                                               --------------------------
                           Change in Dividends      66,840                      Change in Diluted Share      11,841    0.02    0.02
                                                ----------                                               --------------------------
Percentage        0.4%        0.8%        -1.9%                       -0.9%                       0.28%         0.1%

                                           2006
           --------------------------------------------------------------------
                                                                                                                           Net
                                                                                   Weighted Average                    Income (Loss)
                                                                Net Income        Shares Outstanding                     Per Share
                                    Net Income                 Available to       ------------------      Fully       --------------
             Revenue     EBITDAX      (Loss)     Dividends  Common Shareholders   Basic      Diluted    Diluted (1)   Basic  Diluted
             -------     -------      ------     ---------  -------------------   -----      -------    -----------   -----  -------
  Original  21,659,481   9,099,215  1,858,944   (3,648,925)     (1,789,981)     3,231,000    3,231,000    9,617,813   (0.55)  (0.55)
  Restated  21,659,481   9,099,215  1,858,944   (3,977,574)     (2,118,630)     3,231,000    3,231,000    9,666,534   (0.66)  (0.66)
                                                ----------                                               --------------------------
                          Change in Dividends      328,649                      Change in Diluted Share      48,721    0.10    0.10
                                                ----------                                               --------------------------
Percentage        1.5%        3.6%       17.7%                       -18.4%                                     0.5%

                               Six months ended 6/30/07
           --------------------------------------------------------------------
                                                                                                                           Net
                                                                                   Weighted Average                    Income (Loss)
                                                                Net Income        Shares Outstanding                     Per Share
                                    Net Income                 Available to       ------------------      Fully       --------------
             Revenue     EBITDAX      (Loss)     Dividends  Common Shareholders   Basic      Diluted    Diluted (1)   Basic  Diluted
             -------     -------      ------     ---------  -------------------   -----      -------    -----------   -----  -------
  Original  31,205,675  21,240,737   2,692,759  (1,757,700)         935,059      3,690,158    9,129,732  10,577,083    0.25    0.29
  Restated  31,205,675  21,240,737   2,692,759  (2,028,472)         664,287      3,690,158    9,129,732  10,656,081    0.18    0.29
                                                ----------                                               --------------------------
                           Change in Dividends     270,772                      Change in Diluted Share      78,998    0.07      --
                                                ----------                                               --------------------------
Percentage        0.9%        1.3%        10.1%                        29.0%                       0.33%        0.7%

(1) Fully diluted shares at balance sheet date on an as-converted basis.